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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------

                                SCHEDULE 14D-1/A
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)

                      ------------------------------------


                              ANGELES PARTNERS XII
                           (Name of Subject Company)

                         BROAD RIVER PROPERTIES, L.L.C.
                           INSIGNIA PROPERTIES, L.P.
                           INSIGNIA PROPERTIES TRUST
                         INSIGNIA FINANCIAL GROUP, INC.
                                   (Bidders)

                     UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                     (Cusip Number of Class of Securities)

                      ------------------------------------

                                JEFFREY P. COHEN
                             SENIOR VICE PRESIDENT
                         INSIGNIA FINANCIAL GROUP, INC.
                                375 PARK AVENUE
                                   SUITE 3401
                            NEW YORK, NEW YORK 10152
                                 (212) 750-6070
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:

                              JOHN A. HEALY, ESQ.
                                 ROGERS & WELLS
                                200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000

                      ------------------------------------

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         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule 14D-1 originally filed with the Commission on April 14, 1998 (the "Statement") by Broad River Properties, L.L.C. (the "Purchaser"), Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT") and Insignia Financial Group, Inc. ("Insignia"), relating to the tender offer of the Purchaser to purchase up to 18,500 of the outstanding units of limited partnership interest (the "Units") of Angeles Partners XII (the "Partnership") at a purchase price of $500 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April
14, 1998 (the "Offer to Purchase") and the related Assignment of Partnership Interest (which, together with any supplements or amendments, collectively constitute the "Offer"). Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase and the Statement.

         The following Item of the Statement is hereby supplemented and/or amended as follows:

ITEM 10.  ADDITIONAL INFORMATION.

         (f) On March 24, 1998, certain persons claiming to own limited partner interests in certain limited partnerships (including the Partnership) whose general partners (the "General Partners") are affiliates of Insignia (the "Partnerships") filed a purported class and derivative action in California Superior Court in the County of San Mateo (the "Complaint") against Insignia, the General Partners (including the Managing General Partner), certain persons and entities who purportedly formerly controlled the General Partners, and additional entities affiliated with and individuals who are officers, directors and/or principals of several of the defendants. The complaint contains allegations that, among other things, (i) the defendants breached their fiduciary duties to the plaintiffs by selling or agreeing to sell their "fiduciary positions" as stockholders, officers and directors of the General Partners for a profit and retaining said profit rather than distributing it to the plaintiffs; (ii) the defendants breached their fiduciary duties by mismanaging the Partnerships and misappropriating the assets of the Partnerships by (a) manipulating the operations of the Partnerships to depress the trading price of limited partnership units (the "Units") of the Partnerships; (b) coercing and fraudulently inducing unitholders to sell Units to certain of the defendants at depressed prices; and (c) using the voting control obtained by purchasing Units at depressed prices to entrench certain of the defendants' positions of control over the Partnerships; and (iii) the defendants breached their fiduciary duties to the plaintiffs by (a) selling assets of the Partnerships such as mailing lists of unitholders; and (b) causing the General Partners to enter into exclusive arrangements with their affiliates to sell goods and services to the General Partners, the unitholders and tenants of Partnership properties. The complaint also alleges that the foregoing allegations constitute violations of various California securities, corporate and partnership statutes, as well as conversion and common law fraud. The complaint seeks unspecified compensatory and punitive damages, an injunction blocking the sale of control of the General Partners to AIMCO and a court order directing the defendants to discharge their fiduciary duties to the plaintiffs. As of the date of this filing, defendants have not served or filed a reply to the complaint.

         IPT and Insignia believe that the allegations contained in the Complaint are without merit and intend to vigorously contest the plaintiffs' action.

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                                   SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 24, 1998


                                        BROAD RIVER PROPERTIES, L.L.C.


                                        By:    /s/ JEFFREY P. COHEN
                                              ---------------------------------
                                              Jeffrey P. Cohen
                                              Manager



                                        INSIGNIA PROPERTIES, L.P.

                                        By:   Insignia Properties Trust,
                                              its General Partner


                                        By:    /s/ JEFFREY P. COHEN
                                              --------------------------------
                                              Jeffrey P. Cohen
                                              Senior Vice President



                                        INSIGNIA PROPERTIES TRUST


                                        By:    /s/ JEFFREY P. COHEN
                                              --------------------------------
                                              Jeffrey P. Cohen
                                              Senior Vice President



                                        INSIGNIA FINANCIAL GROUP, INC.


                                        By:    /s/ FRANK M. GARRISON
                                              --------------------------------
                                              Frank M. Garrison
                                              Executive Managing Director




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